Via Edgar

June 19, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Jan Woo, Legal Branch Chief

Jeff N. Kauten, Attorney-Adviser

Re:

Blue Sphere Corporation

Registration Statement on Form S-1

Filed June 13, 2017

As Amended June 15, 2017

File No. 333-218692

Ladies and Gentlemen:

Blue Sphere Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2017, as amended on June 15, 2017 (the “Registration Statement”), so that such Registration Statement will become effective as of 4:00 p.m. Eastern Standard Time, on June 19, 2017, or as soon thereafter as practicable.

In connection with our request, the Company hereby acknowledges the following:

●

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

/s/ Shlomi Palas

Shlomi Palas
Chief Executive Officer
Blue Sphere Corporation

cc:	Peter J. Gennuso, Esq., Thompson Hine LLP